Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor 2	Predecessor									Successor
	Three months Ended April 2, 2005 (unaudited)	Nine months Ended December 31, 2005 (unaudited)		Twelve months Ended December 30, 2006 (unaudited)		Twelve months Ended December 29, 2007 (unaudited)	Twelve months Ended January 3, 2009 (unaudited)	Twelve months Ended January 2, 2010 (unaudited)	Nine months Ended October 3, 2009 (unaudited)	Five months Ended May 28, 2010 (unaudited)	Four months Ended October 2, 2010 (unaudited)
Consolidated pretax income (loss) from operations	$(20,947)	$(2,329)		$(6,089)		$4,240	$21,044	$12,258	$4,700	$(51,303)	$(53,589)
Interest	3,682	41,359		60,065		61,633	59,169	54,415	41,345	32,669	21,462
Interest portion of rent expense	2,214	7,010		9,957		11,169	12,390	15,822	11,853	6,599	5,510

Earnings	$(15,051)	$46,040		$63,933		$77,042	$92,603	$82,495	$57,898	$(12,035)	$(26,617)

Interest	$3,682	$41,359		$60,065		$61,633	$59,169	$54,415	$41,345	$32,669	$21,462
Interest portion of rent expense	2,214	7,010		9,957		11,169	12,390	15,822	11,853	6,599	5,510

Fixed Charges	$5,896	$48,369		$70,022		$72,802	$71,559	$70,237	$53,198	$39,268	$26,972

Ratio of Earnings to Fixed Charges	— (a)	—	(b)	—	(c)	1.06	1.29	1.17	1.09	— (d)	— (e)

(a)	In first quarter fiscal 2005, earnings were insufficient to cover fixed charges by $20.9 million
(b)	In the nine months ended December 31, 2005, earnings were insufficient to cover fixed charges by $2.3 million
(c)	In the twelve months ended December 30, 2006, earnings were insufficient to cover fixed charges by $6.1 million
(d)	In the five months ended May 28, 2010, earnings were insufficient to cover fixed charges by $51.3 million
(e)	In the four months ended October 2, 2010, earnings were insufficient to cover fixed charges by $53.6 million